UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact July | 2025

Azul receives final Court approval for
US$1.6 billion in debtor-in-possession financing

Key milestone strengthens Azul’s financial position and
reinforces uninterrupted operations throughout restructuring

São Paulo, July 24, 2025 – AZUL S.A. (B3: AZUL4; OTC: AZULQ) (“Azul” or “Company”), the largest airline in Brazil by number of flight departures and destinations, today announced that it has received final approval from the Court for motions in its Chapter 11 proceedings, including approval of its US$1.6 billion debtor-in-possession (“DIP”) financing. None of today's approvals granted by the U.S. Court were subject to objections from the parties involved in the proceedings. This reinforces how Azul continues to work in constant partnership with the stakeholders involved in the process.

This final approval marks a critical step forward in Azul’s ongoing court-supervised restructuring process, reinforcing the Company’s ability to operate its business as usual, while advancing its accelerated transformation plan. Combined with our operating cash flows and the continued support of the Company’s strategic partners, this financing ensures Azul has the necessary resources to continue delivering safe, reliable, and high-quality service to Customers across Brazil and beyond.

“With the final DIP approval in hand and the continued backing of our key financial stakeholders, Azul is well-positioned to execute on our transformation plan and emerge as a stronger, more competitive airline,” said John Rodgerson, Chief Executive Officer of Azul. “This outcome is a testament to the strength of our business and the commitment of our Crewmembers, Customers, and partners who continue to support Azul every day.”

The Company also filed its previously announced agreement with AerCap, which represents the majority of the Company's aircraft lease liabilities. This agreement, subject to implementation, generates contractual benefits to Azul of approximately US$1 billion. The agreement is scheduled to be heard on August 13, 2025, at the next omnibus hearing. The Court also authorized Azul to reject two engine leases, which are tied to non-active engines and have no bearing on the Company’s overall fleet, routes, or ability to serve Customers. Together, these actions exemplify the effort to optimize the Company’s fleet, reduce long-term costs, and further strengthen its capital structure as it positions itself for long-term success as a more agile organization that is better equipped to compete in today’s dynamic aviation industry.

Azul remains committed to keeping stakeholders informed and ensuring a seamless travel experience throughout the restructuring process.

Communication and Transparency with the Market

Azul will keep its shareholders, customers, Crewmembers, and the market informed of all material developments in the restructuring process, in full compliance with applicable laws and regulation.

Stakeholders seeking specific information about Azul’s Chapter 11 case can visit its dedicated website at www.azulmaisforte.com.br . For case and claims information, please visit https://cases.stretto.com/Azul or call (833) 888-8055 (toll-free) or (949) 556-3896 (international).

Material Fact July | 2025

About Azul

Azul S.A. (B3: AZUL4, OTC:AZULQ), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircraft and more than 15,000 Crewmembers, the Company has a network of 400 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information visit ri.voeazul.com.br/en/.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 98196-1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 24, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer